UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Evolution Petroleum Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30049A107

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30049A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert S. Herlin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization – United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power – 1,609,380

	6.	Shared Voting Power – 0

	7.	Sole Dispositive Power – 1,609,380

	8.	Shared Dispositive Power – 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 1,609,380

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) – 4.96%

12.	Type of Reporting Person (See Instructions) – IN

Item 1.
	(a)	Name of Issuer – Evolution Petroleum Corporation
	(b)	Address of Issuer’s Principal Executive Offices – 2500 City West Blvd., Suite 1300, Houston, Texas 77042

Item 2.
	(a)	Name of Person Filing – Robert S. Herlin
	(b)	Address of Principal Business Office or, if none, Residence – c/o Evolution Petroleum Corporation, 2500 City West Blvd., Suite 1300, Houston, Texas 77042
	(c)	Citizenship – US
	(d)	Title of Class of Securities – Common Stock, $0.001 par value (“Common Stock”)
	(e)	CUSIP Number – 30049A107

Item 3.	Statements is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c).
Not applicable

Item 4.	Ownership.
The percentages used herein are calculated based on 32,394,999 shares of Common Stock issued and outstanding as of January 31, 2014.
(a) Amount beneficially owned: 1,609,380
(b) Percent of class: 4.96%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,609,380
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,609,380
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2014
Date
/s/ Robert S. Herlin
Robert S. Herlin